April 8, 2008

Re:	Oncothyreon Inc. (the “Company”) Registration Statement on Form S-3 Registration Statement No. 333-149837
Securities and Exchange Commission
Division of Corporate Finance — AD1
Attn: Jeffrey P. Riedler, Assistant Director
100 F Street, N.E.
Washington, DC 20549
Dear Mr. Riedler:
     In accordance with Rule 461 and Rule 430B under the Securities Act of 1933, as amended, the undersigned registrant hereby requests the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 9:00 am ET on April 9, 2008 or as soon thereafter as is practicable. The Company acknowledges that: (i) should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and (iii) the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely, ONCOTHYREON INC.
By:	/s/ Robert L. Kirkman
	Name:	Robert L. Kirkman
	Title:	President and Chief Executive Officer